SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) expects to file the subject Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) on or before the fifteenth calendar day following the Form 10-K’s due date. The Form 10-K could not be filed without unreasonable effort or expense by the date required because the Company is continuing to assess, compile and obtain information relating to certain recent and in-process transactions and arrangements impacting the Company’s cash flows and liquidity for the coming year and is finalizing related analyses and disclosures in the Form 10-K.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company’s estimated timing for the filing of the Form 10-K and expectations regarding transactions and additional funding. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s ability to complete potential transactions and the time needed for the Company to finalize and file the Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raffi Asadorian	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2016

By	/s/ Raffi Asadorian
Raffi Asadorian
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Amyris, Inc.

Attachment 1 to Form 12b-25

The Company’s aggregate revenues for the year ended December 31, 2015 were $34.2 million versus $43.3 million in the prior year. The decrease in revenue was due to lower product sales, the achievement of collaboration milestones in 2013 and 2014, which did not continue in 2015, and the recognizing of revenue in 2014 related to previous collaboration payments. This decrease was partly offset by the completion of several government grant contracts. Product revenue decreased by $8.5 million to $14.9 million in 2015 as compared to the prior year primarily due to the initial large shipment in 2014 of a product to a collaboration partner, while the Company’s initial large shipment of a product to a collaboration partner expected for the fourth quarter of 2015 was delayed. Grant revenue decreased $2.9 million due to completion of payment milestones for government grants in 2014. Collaborations revenue increased by $2.4 million to $19.2 million in 2015 compared to the prior year primarily due to new collaborations that commenced in the last half of 2014.

The Company’s cost of products sold increased by $4.2 million to $37.4 million in 2015 as compared to the prior year, primarily driven by an unfavorable product mix in 2015, with declining fuel average selling prices generating losses. This increase was partly offset by lower sales.

Loss on purchase commitments and write-off of property, plant and equipment and other reserves increased by $32.4 million to $34.2 million in 2015 compared to the prior year. The increase was mainly due to an impairment charge associated with the termination of a production joint venture and indirect tax reserves.

The Company’s loss on impairment of intangible assets of $5.5 million was a result of the impairment of in-process research and development assets related to a 2011 acquisition.

The Company’s total research & development and sales, general & administrative expenses declined by $4.2 million to $100.9 million in 2015 compared to the prior year, primarily as a result of overall cost reduction efforts and lower spending to manage operating costs.

The Company’s total other income (expense) was a $64.9 million net expense in 2015, compared to a $105.4 million net income in 2014. The decrease in net income of $170.3 million was primarily attributable to decreases in gains from change in fair value of derivative instruments of $127.9 million based on the compound embedded derivative liabilities associated with certain outstanding senior convertible promissory notes, change in fair value of the Company’s interest rate swap derivative liability, and increases of $49.9 million in interest expense associated with the Company’s acceleration of accretion of debt discount, all of which was offset by a decrease in losses from the extinguishment of debt of $9.4 million. The Company’s 2015 GAAP net income attributable to common stockholders was a net loss of $218.0 million ($1.75 per share on a basic basis) compared to net income of $2.3 million ($0.03 per share on a basic basis) in the prior year. Net loss per diluted share for the fourth quarter of 2015 was $0.30 (revised from a net loss of $0.28 per diluted share as previously reported in the earnings press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on March 9, 2016).

The Company’s balance of cash, cash equivalents and marketable securities at December 31, 2015 was $13.5 million.